SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
AVIDXCHANGE HOLDINGS, INC.
(Name of the Issuer)
AvidXchange Holdings, Inc.
Arrow Borrower 2025, Inc.
Arrow Merger Sub 2025, Inc.
Arrow Intermediate 2025, Inc.
Arrow Holdings 2025, Inc.
Arrow Parent 2025, L.P.
Arrow Parent GenPar 2025, LLC
TPG IX Arrow Parent Holdings, L.P.
Arrow Parent Holdings GenPar 2025, LLC
The Arrow Holdings Business Trust
TPG Partners IX, L.P.
Corpay, Inc.
Green and Gold 2014 GRAT
Green and Gold 2015 GRAT
Michael Praeger
(Names of Persons Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
05368X102
(CUSIP Number of Class of Securities)

AvidXchange Holdings, Inc.
Michael Praeger
Green and Gold 2014 GRAT
Green and Gold 2015 GRAT
c/o AvidXchange Holdings, Inc.
Michael Praeger
Chief Executive Officer
1210 AvidXchange Lane
Charlotte, NC 28206
(800) 560-9305

Arrow Borrower 2025, Inc.
Arrow Merger Sub 2025, Inc.
Arrow Intermediate 2025, Inc.
Arrow Holdings 2025, Inc.
Arrow Parent 2025, L.P.
Arrow Parent GenPar 2025, LLC
TPG IX Arrow Parent Holdings, L.P.
Arrow Parent Holdings GenPar 2025, LLC
The Arrow Holdings Business Trust
TPG Partners IX, L.P.
c/o TPG Partners IX, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
Corpay, Inc. Alissa Vickery Chief Financial Officer 3280 Peachtree Road, Suite 2400 Atlanta, GA 30305 (770) 449-0479

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

David Beller Ian Nussbaum Cathy Birkeland Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Oliver Smith Darren Schweiger Michael Diz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction
This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (1) AvidXchange Holdings, Inc., a Delaware corporation (“AvidXchange” or the “Company”); (2) Arrow Borrower 2025, Inc., a Delaware corporation (“Parent”); (3) Arrow Merger Sub 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (4) Arrow Intermediate 2025, Inc., a Delaware corporation; (5) Arrow Holdings 2025, Inc., a Delaware corporation (“Holdings”); (6) Arrow Parent 2025, L.P., a Delaware limited partnership (“Topco”); (7) Arrow Parent GenPar 2025, LLC, a Delaware limited liability company; (8) TPG IX Arrow Parent Holdings, L.P., a Delaware limited partnership; (9) Arrow Parent Holdings GenPar 2025, LLC, a Delaware limited liability company; (10) The Arrow Holdings Business Trust, a Nevada business trust; (11) TPG Partners IX, L.P., a Delaware limited partnership; (12) Corpay, Inc., a Delaware corporation; (13) Green and Gold 2014 GRAT, an irrevocable trust; (14) Green and Gold 2015 GRAT, an irrevocable trust; and (15) Michael Praeger.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 6, 2025 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement and the transactions contemplated thereby, including the Merger, are more fully described in the Proxy Statement (as hereinafter defined).
In connection with the execution of the Merger Agreement, certain officers of the Company (each, a “Rollover Stockholder”) have entered into rollover agreements (the “Rollover Agreements”) with Holdings and Topco, pursuant to which, among other matters, each Rollover Stockholder will, immediately prior to the effective time of the Merger (the “Effective Time”), contribute, transfer and assign to Holdings certain shares of common stock of the Company, $0.001 par value per share (“Company Common Stock”) held by such Rollover Stockholder in exchange for newly issued shares of Holdings, and each Rollover Stockholder will immediately thereafter contribute such Holdings shares to Topco in exchange for Topco issuing newly issued units of Topco to such Rollover Stockholder, in each case, in accordance with the terms of the Rollover Agreements.
Upon the consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares owned immediately prior to the Effective Time by Parent, Merger Sub or any of their respective subsidiaries or held in treasury by the Company, (ii) shares as to which statutory rights of appraisal have been properly and validly exercised under Delaware law, and (iii) shares contributed to Topco prior to the Effective Time pursuant to the Rollover Agreements) will be converted into the right to receive $10.00 in cash, without interest (as may be adjusted pursuant to the Merger Agreement, the “Merger Consideration”). Shares of Company Common Stock with respect to which a demand for appraisal has been validly made (and not forfeited or withdrawn) in accordance with Delaware law (“Dissenting Shares”) will be entitled to receive payment of the appraised value of such shares as provided by Delaware law.
The board of directors of the Company (the “Company Board”) formed a transaction committee comprised solely of disinterested and independent members of the Company Board (the “Transaction Committee”), which, among other things, reviewed and evaluated the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, in consultation with, where appropriate, Company management and the Company’s legal and financial advisors. The Board, by the unanimous vote of the independent directors, has (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, advisable and in the best interests of, the Company and its stockholders, (2) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, (3) directed that the adoption of the Merger Agreement be submitted to a vote of the Company stockholders and (4) resolved to recommend the adoption of the Merger Agreement by the Company stockholders.
The Merger cannot be completed without the affirmative vote of the holders of at least a majority of the shares of Company Common Stock outstanding and entitled to vote in accordance with the General Corporation Law of the State of Delaware (the “DGCL”).

If the Merger is consummated, the Company Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.
Concurrently with the filing of this Amendment No. 1, the Company is filing with the SEC, under Regulation 14A of the Exchange Act, Amendment No. 1 to its preliminary proxy statement (as amended thereby, the “Proxy Statement”), pursuant to which the Company is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. All information contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
Item 2.	Subject Company Information
Regulation M-A Item 1002
(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are:
AvidXchange Holdings, Inc.
1210 AvidXchange Lane
Charlotte, NC 28206
(800) 560-9305
(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”
(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“MARKET PRICES”
(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Dividends”
(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Rollover Shares”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Past Contacts, Transactions, Negotiations and Agreements”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.

Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person
Regulation M-A Item 1003
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
(a) – (b) Name and address; Business and background of entities.
“SUMMARY—The Parties to the Merger Agreement”
“SPECIAL FACTORS—Parties Involved in the Merger”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES”
“OTHER IMPORTANT INFORMATION REGARDING THE CEO ROLLOVER FILING PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
(c) Business and background of natural persons.
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT FILING PARTIES”
“OTHER IMPORTANT INFORMATION REGARDING THE CEO ROLLOVER FILING PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
Item 4.	Terms of the Transaction
Regulation M-A Item 1004
(a) Material terms.
(1) Tender offer. Not applicable.
(2) (i)-(vii) Merger or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“THE SPECIAL MEETING—Vote Required; Abstentions and Broker Non-Votes”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Closing and Effective Time of the Merger”
“SPECIAL FACTORS—Merger Consideration”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
“SPECIAL FACTORS—Certain Financial Forecasts”

“SPECIAL FACTORS—Purpose and Reasons of the CEO Rollover Filing Parties for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Anticipated Accounting Treatment of the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger to Holders of Company Common Stock”
“SPECIAL FACTORS— Interests of the Directors and Executive Officers of the Company in the Merger—Treatment of the Company Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE MERGER AGREEMENT—Effect of the Merger on Company Common Stock”
“THE MERGER AGREEMENT—Payment for the Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE MERGER AGREEMENT—Indemnification of Directors and Officers; Insurance”
“THE MERGER AGREEMENT—Employee Matters”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Annex C – Fairness Opinion of Barclays
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Rollover Shares”
“THE MERGER AGREEMENT—Effect of the Merger on the Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE MERGER AGREEMENT—Indemnification of Directors and Officers; Insurance”
“THE MERGER AGREEMENT—Employee Matters”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
“PROPOSAL NO. 2: THE MERGER COMPENSATION PROPOSAL”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.

Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Appraisal Rights”
(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Provision for Unaffiliated Stockholders”
(f) Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT—Effect of the Merger on the Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
“PROPOSAL NO. 2: THE MERGER COMPENSATION PROPOSAL”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger to Holders of Company Common Stock”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Financing Cooperation”
“SPECIAL FACTORS—Rollover Shares”
“THE MERGER AGREEMENT”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Financing Cooperation”
“SPECIAL FACTORS—Rollover Shares”
“THE MERGER AGREEMENT”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
“THE SPECIAL MEETING—Vote Required; Abstentions and Broker Non-Votes”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference

Item 6.	Purposes of the Transaction, and Plans or Proposals.
Regulation M-A Item 1006
(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Effect on the Company if the Merger Is Not Consummated”
“SPECIAL FACTORS—Merger Consideration”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Delisting and Deregistration of Common Stock”
“MARKET PRICES”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Dividends”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Effect on the Company if the Merger Is Not Consummated”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Financing Cooperation”
“SPECIAL FACTORS—Rollover Shares”
“SPECIAL FACTORS—Delisting and Deregistration of Common Stock”
“THE MERGER AGREEMENT—Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”
“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“THE MERGER AGREEMENT—The Voting and Support Agreement”

“MARKET PRICES”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Dividends”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
Item 7.	Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”

“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
“SPECIAL FACTORS—Certain Financial Forecasts”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
Annex C – Fairness Opinion of Barclays
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Effect on the Company if the Merger Is Not Consummated”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger to Holders of Company Common Stock”
“SPECIAL FACTORS—Anticipated Accounting Treatment of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Merger Consideration”
“SPECIAL FACTORS—Delisting and Deregistration of Common Stock”
“SPECIAL FACTORS—Appraisal Rights”
“THE MERGER AGREEMENT—Indemnification of Directors and Officers; Insurance”
“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”
“THE MERGER AGREEMENT—Effect of the Merger on the Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE MERGER AGREEMENT—Conduct of Business Pending the Merger”
“MARKET PRICES”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Dividends”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Item 8.	Fairness of the Transaction
Regulation M-A Item 1014
(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
Annex C – Fairness Opinion of Barclays
(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE SPECIAL MEETING”
“PROPOSAL NO. 1: THE MERGER PROPOSAL”

Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“PROPOSAL NO. 1: THE MERGER PROPOSAL”
(f) Other offers. Not applicable.
Item 9.	Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Barclays Capital Inc.”
“SPECIAL FACTORS—Materials Provided to the Company by FT Partners”
“WHERE YOU CAN FIND MORE INFORMATION”

Annex C – Fairness Opinion of Barclays
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of AvidXchange during its regular business hours by any interested equity security holder of AvidXchange or representative who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Financing Cooperation”
Amended and Restated Commitment Letter, dated as of May 23, 2025, entered into by Arrow Borrower 2025, Inc., Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Cliffwater Corporate Lending Fund, MUFG Bank LTD., New Mountain Finance Advisers, L.L.C., PCL LVS IV LP, PCLF SPE III LP and Jasper CS LLC., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference
Equity Commitment Letter, dated as of May 6, 2025, entered into by TPG Partners IX, L.P. and Arrow Borrower 2025, Inc., is attached hereto as Exhibit (b)(4) and is incorporated herein by reference
Equity Commitment Letter, dated as of May 6, 2025, entered into by Corpay, Inc. and Arrow Borrower 2025, Inc., is attached hereto as Exhibit (b)(5) and is incorporated herein by reference
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Termination”
“THE MERGER AGREEMENT—Termination Fees”
“THE MERGER AGREEMENT—Expenses Generally”
(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Financing Cooperation”
Amended and Restated Commitment Letter, dated as of May 23, 2025, entered into by Arrow Borrower 2025, Inc., Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Cliffwater Corporate Lending Fund, MUFG Bank LTD., New Mountain Finance Advisers, L.L.C., PCL LVS IV LP, PCLF SPE III LP and Jasper CS LLC., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference
Item 11.	Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
(b) Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Rollover Shares”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
Annex D – Voting and Support Agreement, dated as of May 6, 2025, by and among Arrow Borrower 2025, Inc., AvidXchange Holdings, Inc. and the stockholders of the Company party thereto
Item 12.	The Solicitation or Recommendation
Regulation M-A Item 1012
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS—Rollover Shares”
“THE SPECIAL MEETING—Vote Required; Abstentions and Broker Non-Votes”
“THE SPECIAL MEETING—Shares Held by Directors and Executive Officers”
“THE SPECIAL MEETING—Shares Held by the Supporting Stockholders”
“THE MERGER AGREEMENT—The Voting and Support Agreement”
Form of Rollover Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference
(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Position of the CEO Rollover Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parent Filing Parties, Parent and Merger Sub as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Filing Parties, Parent and Merger Sub for the Merger”
Item 13.	Financial Statements
Regulation M-A Item 1010
(a) Financial information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 28, 2025 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 59). The consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 9, 2025, are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“SPECIAL FACTORS—Certain Financial Forecasts”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”
“WHERE YOU CAN FIND MORE INFORMATION”
(b) Pro forma information. Not applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Board and Reasons for the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Interests of Directors and Executive Officers of the Company in the Merger”
“THE SPECIAL MEETING—Solicitation of Proxies”
Item 15.	Additional Information
Regulation M-A Item 1011
(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“GENERAL INFORMATION—What am I being asked to vote on at the Special Meeting?”
“SPECIAL FACTORS—Certain Effects of the Merger on the Company”
“SPECIAL FACTORS—Certain Effects of the Merger for the Purchaser Filing Parties”
“THE MERGER AGREEMENT—Effect of the Merger on the Company Common Stock”
“THE MERGER AGREEMENT—Treatment of Equity Awards, Company Stock Plans and ESPP in the Merger”

“SPECIAL FACTORS—Interests of Directors and Executive Officers of the Company in the Merger—Treatment of the Company Equity Awards, Company Stock Plans and ESPP in the Merger”
“THE SPECIAL MEETING—Purpose of the Special Meeting”
“PROPOSAL NO. 2: THE MERGER COMPENSATION PROPOSAL”
Annex A – Agreement and Plan of Merger, dated as of May 6, 2025, by and among AvidXchange Holdings, Inc., Arrow Borrower 2025, Inc., and Arrow Merger Sub 2025, Inc.
(c) Other material information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
Item 16.	Exhibits
Regulation M-A Item 1016
(a)(1) Preliminary Proxy Statement of AvidXchange Holdings, Inc. (included in Schedule 14A filed on July 16, 2025 and incorporated herein by reference).
(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(3) Letter to AvidXchange Holdings, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(5) Press Release, dated May 6, 2025 (filed as Exhibit 99.1 to AvidXchange Holdings, Inc.’s Current Report on Form 8-K, filed May 6, 2025 and incorporated herein by reference).
(a)(6) Current Report on Form 8-K, dated May 6, 2025 (included in Schedule 14A filed on May 6, 2025 and incorporated herein by reference).
(a)(7) Current Report on Form 8-K, dated May 7, 2025 (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(8) Email to Employees (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(9) Avid Social Media Posts (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(10) Teammate FAQs (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(11) Customer/Supplier/Partner Email (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(12) Customer-Facing Teammate FAQs (included in Schedule 14A filed on May 7, 2025 and incorporated herein by reference).
(a)(13) Supplemental Teammate FAQs (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).
(a)(14) Customer-Facing Teammate Communication (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).
(a)(15) Praeger Social Media Posts (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).
(b)(1)+ Limited Guarantee, dated as of May 6, 2025, entered into by Corpay, Inc. in favor of AvidXchange Holdings, Inc.
(b)(2)+ Limited Guarantee, dated as of May 6, 2025, entered into by TPG Partners IX, L.P. in favor of AvidXchange Holdings, Inc.

(b)(3)+ Amended and Restated Commitment Letter, dated as of May 23, 2025, entered into by Arrow Borrower 2025, Inc., Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Cliffwater Corporate Lending Fund, MUFG Bank LTD., New Mountain Finance Advisers, L.L.C., PCL LVS IV LP, PCLF SPE III LP and Jasper CS LLC.
(b)(4)+ Equity Commitment Letter, dated as of May 6, 2025, entered into by TPG Partners IX, L.P. and Arrow Borrower 2025, Inc.
(b)(5)+ Equity Commitment Letter, dated as of May 6, 2025, entered into by Corpay, Inc. and Arrow Borrower 2025, Inc.
(c)(1) Fairness Opinion of Barclays Capital Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).
(c)(2)+** Discussion materials prepared by Barclays Capital Inc., dated January 13, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(3)+ Discussion materials prepared by Barclays Capital Inc., dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(4)+** Discussion materials prepared by Barclays Capital Inc., dated January 31, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(5)+** Discussion materials prepared by Barclays Capital Inc., dated February 3, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(6)+ Discussion materials prepared by Barclays Capital Inc., dated February 3, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(7)+** Discussion materials prepared by Barclays Capital Inc., dated March 7, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(8)+** Discussion materials prepared by Barclays Capital Inc., dated March 26, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(9)+** Discussion materials prepared by Barclays Capital Inc., dated March 27, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(10)+** Discussion materials prepared by Barclays Capital Inc., dated April 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(11)+** Discussion materials prepared by Barclays Capital Inc., dated April 17, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(12)+** Discussion materials prepared by Barclays Capital Inc., dated May 5, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(13)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated December 18, 2024, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(14)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated January 8, 2025 and reviewed January 10, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(15)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(16)+ Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated January 24, 2025, for the Transaction Committee of the Board of Directors of AvidXchange Holdings, Inc.
(c)(17)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated February 3, 2025, for the Transaction Committee of the Board of Directors and the Board of Directors of AvidXchange Holdings, Inc.
(c)(18)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated March 26, 2025, for the Board of Directors of AvidXchange Holdings, Inc.

(c)(19)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated March 31, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(20)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated April 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(21)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated April 17, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(22)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated May 1, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(c)(23)+** Discussion materials prepared by Financial Technology Partners LP and FTP Securities LLC, dated May 5, 2025, for the Board of Directors of AvidXchange Holdings, Inc.
(d)(1) Merger Agreement (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(2)+ Form of Rollover Agreement.
(d)(3) Voting and Support Agreement, dated as of May 6, 2025, by and among Parent, Company and the stockholders of the Company party thereto (included as Annex D to the Proxy Statement and incorporated herein by reference).
(f)+ Section 262 of the Delaware General Corporation Law.
107+ Filing Fee Table
+	Previously Filed.
**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of July 16, 2025.

AVIDXCHANGE HOLDINGS, INC.

By:	/s/ Ryan Stahl
Name: Ryan Stahl
Title: General Counsel, Senior Vice President and Secretary

ARROW BORROWER 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW MERGER SUB 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW INTERMEDIATE 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW HOLDINGS 2025, INC.

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT 2025, L.P.

By:	ARROW PARENT GENPAR 2025, LLC, its general partner

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT GENPAR 2025, LLC

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

TPG IX ARROW PARENT HOLDINGS, L.P.

By:	ARROW PARENT HOLDINGS GENPAR 2025, LLC, its general partner

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

ARROW PARENT HOLDINGS GENPAR 2025, LLC

By:	/s/ John Flynn
Name: John Flynn
Title: Authorized Signatory

THE ARROW HOLDINGS BUSINESS TRUST

By:	/s/ John Flynn
Name: John Flynn
Title: Trustee

TPG PARTNERS IX, L.P.

By:	TPG GENPAR IX, L.P., its general partner
By:	TPG GENPAR IX ADVISORS, LLC, its general partner

By:	/s/ Martin Davidson
Name: Martin Davidson
Title: Chief Accounting Officer

CORPAY, INC.

By:	/s/ Alissa Vickery
Name: Alissa Vickery
Title: Chief Financial Officer

GREEN AND GOLD 2014 GRAT

By:	/s/ James Blakey
Name: James Blakey
Title: Trustee

GREEN AND GOLD 2015 GRAT

By:	/s/ James Blakey
Name: James Blakey
Title: Trustee

MICHAEL PRAEGER

By:	/s/ Michael Praeger
Name: Michael Praeger